Exhibit 99.ACCT

EXHIBIT(a)(4)

Registrant’s Independent Public Accountant

On October 17, 2018, Massachusetts Mutual Life Insurance Company (“MassMutual”), an indirect corporate parent of OFI Global Institutional, Inc. (“OFI”) and its subsidiaries, entered into an agreement with Invesco Ltd. (“Invesco”), a leading independent global investment management company, whereby Invesco agreed to acquire MassMutual’s asset management affiliate, OFI. In turn, MassMutual and OFI’s employee shareholders would receive a combination of common and preferred equity consideration and MassMutual would become a significant shareholder in Invesco (the “Transaction”). The Transaction closed on May 25, 2019 (the “Transaction Date”)

On or about the Transaction Date, the independent registered public accounting firm that was previously engaged as the principal accountant to audit the Fund’s financial statements, Ernst & Young LLP, has resigned as auditor for the Fund. Ernst & Young LLP’s reports on the financial statements for the Fund neither contained an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope or accounting principles. Ernst & Young LLP’s decision to resign as auditor for the Fund was based upon independence concerns in light of the Transaction due to its pre-existing relationship with Invesco and not based upon any issues related to the Fund’s audit. Since the Fund’s inception, there have been no disagreements with the former accountant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Ernst & Young LLP’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any report on the Fund’s financial statements. In addition, there were no “reportable events,” as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K, that have occurred since the Fund’s inception.